January 30, 2007

Via Facsimile and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn: Russell Mancuso, Esq., Branch Chief

Re:	SpatiaLight, Inc. (the “Company”), Pre-Effective Amendment No. 4 to Registration Statement on Form S-3 filed December 18, 2006 (File No. 333-137100) and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

This letter is submitted to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in response to the comments, dated January 11, 2007, of the Staff (the “Commission Letters”) with respect to the Company’s Pre-Effective Amendment No. 4 to Registration Statement on Form S-3, filed on December 18, 2006, File No. 333-137100 (the “Registration Statement”). For the Staff’s convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letters and we have also set forth such comments for the convenience of the Staff.

We are not filing an amendment to the Registration Statement with this letter. Pursuant to our discussions with the Staff, the following responses explain and discuss the questions raised by the Staff and we do not believe that further amendment to the Registration Statement is necessary. However, before the Registration Statement is declared effective, the Company will file an amendment to incorporate a current Legal Opinion and Auditor Consent as exhibits to the Registration Statement.

1.	Regarding your response to prior comments 3 and 4:

a.	Please tell us why you plan to offer investors securities with provisions that your counsel believes are generally not enforceable.

The Company does not intend to issue securities with provisions that are not enforceable. The Company’s response was intended to explain the reason that legal opinions regarding enforceability of contracts usually contain exclusions for contractual provisions that violate public policy. See for example, the opinion of Latham & Watkins LLP dated April 11, 2006 filed as an exhibit to Registration Statement on Form S-3 (333-140155) by Cogent Communications Group, Inc. (“The opinions expressed in paragraphs 3, 4 and 5 are further subject to … (c) the unenforceability under certain circumstances under law or court decisions of provisions for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy”); and the opinion of Paul, Hastings, Janofsky, & Walker LLP dated January 10, 2007 filed as an exhibit to Registration Statement on Form S-3 (333-139888) by Rainmaker Systems, Inc. (“The opinions in opinion paragraphs 3 and 4 with respect to the enforceability of the Debt Securities and the Warrants are limited by the effect of … (b) public policy considerations, statutes or court decisions which may limit rights to obtain exculpation, indemnification or contribution).

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

b.	Please tell us why multiple assumption clauses are required in the opinion if they are all intended for the same purpose: to carve out equitable discretion of the courts.

The Company’s counsel will revise its opinion to eliminate multiple carve-outs relating to the exercise of judicial discretion.

c.
With regard to assumptions necessary because final terms of the offering are not yet known, please confirm your understanding that (1) you must file an opinion without conditions and assumptions with each takedown from this registration statement and (2) the opinion must cover the state law governing the securities included in the offering.

The Company acknowledges that it must file an unqualified opinion with respect to each takedown from this registration statement and the opinion must cover the state law governing the securities included in such take down. The Company understands that such opinions may be filed as an exhibit to a Form 8-K relating to each take down or as an exhibit to a post-effective amendment to the Registration Statement.

Signatures

2.	Please expand your response to prior comment 6 to demonstrate how the circumstances surrounding the departures do not require disclosure under Item 5.02(a) of Form 8-K.

Mr. Matteson and Mr. Olins were neither engaged in any disagreement with the Company regarding the Company’s operations, policies or practices nor removed for cause by the Company. To the knowledge of the executive officers of the Company, Mr. Matteson and Mr. Olins resigned as a director and a director and officer, respectively, for personal reasons relating to the amount of time that is required to serve in those capacities and other personal commitments. In the absence of a disagreement, removal for cause, or written statement, no disclosure is required under Item 5.02(a) of Form 8-K. The Company disclosed the resignations of both Mr. Matteson and Mr. Olins under Item 5.02(b) of Form 8-K. Item 5.02(b) requires only the disclosure of “the fact that the event has occurred and the date of the event.”

Form 10K for the year ended December 31, 2005

Note 2. Issuance of Shares in 2005, page 45

3.
We note your response to comments 7, 8, 10 and 11. We refer the company to the FASB Staff Position FSP 00-19-2 posted on December 21, 2006. With a view towards the SAB 74 disclosures you are required to provide in future filings, including any amended Forms 10-Q, please provide us with a clear discussion of the impact on your financial position and results of operations of adopting that guidance. Clearly describe how you will apply the transition guidance and quantify the amount of the cumulative effect adjustment to retained earnings. Provide us with sample journal entries that reflect your adoption of that guidance.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

We have reviewed the guidance provided by FSP EITF 00-19-2 and will opt for the early adoption provisions of this FSP detailed in paragraph 22 (i.e. as of October 1, 2006 - the beginning of the fourth quarter for the year ended December 31, 2006). Because of the significant change in the guidance from what we had previously detailed in our earlier comment letter (based on an analysis of EITF’s 05-04, 00-19 and Topic D-98), we propose to leave our previously filed Forms 10Q for the period ended June 30, 2006 and September 30, 2006 as filed. We believe that filing amended Forms 10Q for these periods and then filing our Form 10K for the year ended December 31, 2006 reflecting the early adoption of EITF 00-19-2 as of the beginning of the fourth quarter would be potentially very confusing. Below are details of the sample journal entries for the period ended December 31, 2006 and comparative sample journal entries had we made the changes earlier detailed in our response (dated December 15, 2006) to a previous comment letter. We are including the comparatives to illustrate the confusion that would be generated if we were to amend the Form 10Q for the period ended September 30, 2006. We will include in our disclosure in our Form 10K for the period ended December 31, 2006 the contractual maximums of any liquidated damages and the maintenance requirement under any registration rights agreements, as applicable, for each of the financings included in our Form 10K.

With respect to the contingent obligation provisions of FSP EITF 00-19-2, we have historically recorded the liquidated damages as they have been triggered (as a debit to non-cash expense and a credit to accrued liabilities). Historically we have been able to negotiate the liquidated damages with investors such that they have either waived their right to any liquidated damages or settled for an amount of common stock. Therefore, we believe recording these to non-cash expense is appropriate. We do not believe the new guidance in FSP EITF 00-19-2 will have any significant impact with regards to any contingent obligations related to our financings. For each of the financings, it was not probable at inception that liquidated damages would be incurred, and at the proposed date of adoption of EITF 00-19-2, any liability related to the contingent obligation would be immaterial. However, when it has become probable that liquidated damages will be incurred, and we can reasonably estimate the amount of the damages, we will record a liability.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

Below are details and the sample journal entries as requested.

Per our previously filed reports
As at 10/1/06	Temporary Equity				Income Stmt effect
Financings	Shares	CS	APIC	Warrant liab	2006	2005	Cumulative

October 2005	0	$-	$-	$-	$34,951	$180,355	$215,306
January 2006	0	-	-	-	-	-	-
August 2006	761,500	7,615	1,595,760	-	-	-	-
September 2006	270,270	2,703	341,831	129,279	8,687	-	8,687

Total	1,031,770	$10,318	$1,937,591	$129,279	$43,638	$180,355	$223,993

Sample Journal Entry:

Dr Temporary equity		$1,947,909
Dr Warrant liability		$129,279
Dr Beginning retained earnings		$180,355
Dr Beginning retained earnings		$43,638
Cr Common Stock			$10,318
Cr APIC			$2,290,863
		$2,301,181	$2,301,181

Taking into account proposed amendments from response dated December 15, 2006
As at 10/1/06	Temporary Equity				Income Stmt effect
Financings	Shares	CS	APIC	Warrant liab	2006	2005	Cumulative

October 2005	571,431	$5,714	$1,020,659	$743,319	$34,951	$180,355	$215,306
January 2006	1,300,000	13,000	3,320,950	-	-	-	-
August 2006	761,500	7,615	1,595,760	-	-	-	-
September 2006	270,270	2,703	341,831	129,279	8,687	-	8,687

Total	2,903,201	$29,032	$6,279,200	$872,598	$43,638	$180,355	$223,993

Sample Journal Entry:

Dr Temporary equity		$6,308,232
Dr Warrant liability		$872,598
Dr Beginning retained earnings		$180,355
Dr Beginning retained earnings		$43,638
Cr Common Stock			$29,032
Cr APIC			$7,375,791
		$7,404,823	$7,404,823

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

Note 3. Short-Term Loans and Notes Payable - Argyle Notes, page 50

4.
You disclose that both principal and interest are convertible into shares of common stock at a rate of $0.50 per share. To help us better understand the conversion and settlement terms, please address the following:

a.	Please provide us with a copy of the original debt agreements with Argyle and highlight the relevant conversion terms.

Pursuant to conversations between Mr. Martin James of the Staff and our counsel, copies of the original Promissory Notes and other relevant agreements between the Company and Argyle were faxed to Mr. James at 202-772-9218 on January 17, 2007. The conversion terms are included in the agreements dated March 31, 1998, April 30, 1998 and May 15, 1998. The following response refers to those documents by date.

On March 31, 1998, the Company entered into an Option Letter Agreement with Argyle, pursuant to which the Company gave Argyle the option to convert all of the then outstanding secured loans (totaling $570,000 plus accrued and unpaid interest) and subsequent loans into shares of restricted common stock of the Company at the conversion price of $0.50 for each share (the market price of our common stock on March 31, 1998). The conversion was permitted simultaneously with a closing of a strategic transaction that was then under negotiation. On April 30, 1998 the Letter Agreement was amended to grant Argyle the option to extend the maturity date of the loans (then totaling $730,000 plus accrued and unpaid interest) and provide that the notes could be converted “at any time”. On May 15, 1998, the Company entered into a letter agreement with Argyle relating to the loans (then totaling $904,000 plus accrued but unpaid interest) granting Argyle certain registration rights and confirming that Argyle had, “the right to convert the Loans, in whole or in part, into shares of common Stock, $.01 par value, of Spatialight (the “shares”) at the conversion price of fifty cents ($.50) per share, subject to customary anti-dilution provisions, at any time or from time to time prior to the date of repayment by Spatialight to Argyle of the aggregate principal amount of the Loans plus any additional loans which Argyle may hereafter make to Spatialight plus all accrued interest thereon on or after the maturity date therefore.” The maturity date of the loans (then totaling $1,188,000 plus accrued and unpaid interest) was further extended by agreements dated May 20, 1998; September 15, 1998; December 1, 1999; May 23, 2001; September 20, 2002; December 30, 2003 and November 30, 2004.

b.	Explain to us how the Intercreditor and Subordination Agreements of November 1998 and November 2004 affected Argyle’s right to convert the principal and/ or interest payments, if at all.

Section 3.1(b) of the Intercreditor Agreement of November 1998 allows for conversion of the Argyle outstanding loans, including accrued but unpaid interest (as documented in the definitions portion of the Intercreditor Agreement with the term Subordinated Secured Obligations) into equity at any time. Therefore, this agreement did not affect Argyle’s right to convert the principal and/ or interest payments.

Section 2.1(a) of the Intercreditor and Subordination Agreement of November 2004 also allows for the issuance of shares of Common Stock upon the exercise of the “Senior Subordinated Lender’s” conversion rights relating to the “Senior Subordinated Indebtedness”. Senior Subordinated Indebtedness is further defined in the document to include all indebtedness, claims, debts, liabilities, obligations, fees and expenses arising under the 13 secured promissory notes payable to Argyle in the aggregate original principal amount of $1,188,000. The document does not specifically state whether accrued but unpaid interest may be converted to equity, but this section does refer to the conversion rights as noted above, and those rights include conversion of accrued but unpaid interest. Therefore, this agreement did not affect Argyle’s right to convert the principal and/ or interest payments into common stock.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

c.
Clarify for us whether each of the agreements included all accrued and unpaid interest on the Argyle notes as a component of the Subordinated Secured Obligations or describe those circumstances under which accrued and unpaid interest would be included in that definition.

See response to b. above. The accrued and unpaid interest on 13 Argyle notes is specifically included in the definition of “Senior Subordinated Obligations” in the Intercreditor Agreement of 1998 and is subordinated to the payment of the Senior Indebtedness. However, the subordination provisions of either Agreement do not prohibit the conversion of the subordinated amounts to the common equity of the Company. Since the beginning of 2002, interest has been prepaid and therefore not included as a component of the Subordinated Secured Obligations in the balance sheet.

d.
Tell us how section 3.1(b) of the November 1998 Intercreditor Agreement and section 2.1(a) of the November 2004 Intercreditor and Subordination Agreement, impacted Argyle’s ability to receive interest payments in cash until the senior indebtedness was paid in full.

Under the November 1998 Intercreditor Agreement, Subordinated Secured Obligations included both the principal and “accrued and unpaid interest”. Therefore, Argyle was only able to receive interest payments to the extent it was willing to convert those amounts to equity. Argyle was not able to receive interest in cash.

Under the November 2004 Intercreditor and Subordination Agreement, Senior Subordinated Indebtedness included all “presently existing or hereafter-arising indebtedness…” The document is silent as to whether this includes interest payments. However, Section 2.1(a) does specify that Argyle could receive interest payments in cash or in shares of Common Stock in accordance with the Senior Subordinated Documents, “so long as at the time of such payment or immediately after giving effect thereto there shall [not] have occurred and be continuing a “default” or an “event of default” under … any of the Senior Documents”. Excluding the “not” inserted above, this sentence indicates that Argyle would not be able to receive interest payments in cash or stock unless the Company was willing to be in default of its Senior Indebtedness. We believe this sentence included a typo and the “not” inserted above should have been there. Otherwise, the sentence makes no sense. Assuming that the “not” is there, then Argyle would be able to receive interest payments in either cash or in shares of common stock in accordance with the Senior Subordinated Documents. As the Lenders of the Senior Indebtedness have not alleged an event of default with regards to the prepayment of interest, we believe this is a reasonable assumption.

e.
Describe to us, in laymen’s terms, those situations under which interest payments in cash or in shares of the common stock could be made in accordance with the provisions of section 2.1(a) of the November 2004 Intercreditor and Subordination Agreement.

Please see our response to d. above. We believe that the payment of interest in cash or with shares of Common Stock would be allowed under section 2.1(a) of the November 2004 Intercreditor and Subordination Agreement as long as the Company was not in default with the covenants of its Senior Indebtedness.

5.	We note that you recorded a beneficial conversion feature relating to the note on May 23, 2001. Please address the following:

a.	Please explain why you recorded the beneficial conversion feature on that date and not at the date the debt was issued.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

The original notes that make up the $1,188,000 were incurred as follows:

Date	Amount
1/23/1998	$150,000
2/24/1998	350,000
3/18/1998	50,000
3/27/1998	20,000
4/3/1998	70,000
4/17/1998	90,000
5/1/1998	89,000
5/15/1998	85,000

subtotal	904,000

5/29/1998	76,500
6/12/1998	57,500
6/26/1998	75,000
7/7/1998	40,000
7/10/1998	35,000

Total	$1,188,000

The first six notes were issued without any conversion features. Therefore, no beneficial conversion feature was recorded on the date of issuance. On March 31, 1998, the Company entered into an Option Letter Agreement with Argyle, pursuant to which the Company gave Argyle the option to convert all of the then outstanding secured loans (totaling $570,000 plus accrued and unpaid interest) into shares of restricted common stock of the Company at the conversion price of $0.50 for each share (the market price of our common stock on March 31, 1998). The conversion was permitted simultaneously with a closing of a transaction that was then under negotiation. On April 30, 1998 the Letter Agreement was amended to grant Argyle the option to extend the maturity date of the loans (then totaling $730,000 plus accrued and unpaid interest) and provide that the notes could be converted “at any time”. On May 15, 1998, the Company entered into a letter agreement with Argyle related to the loans (then totaling $904,000 plus accrued but unpaid interest) granting Argyle certain registration rights and confirming that Argyle had, “the right to convert the Loans, in whole or in part, into shares of common Stock, $.01 par value, of Spatialight (the “shares”) at the conversion price of fifty cents ($.50) per share, subject to customary anti-dilution provisions, at any time or from time to time prior to the date of repayment by Spatialight to Argyle of the aggregate principal amount of the Loans plus any additional loans which Argyle may hereafter make to Spatialight plus all accrued interest thereon on or after the maturity date therefore.” The maturity date on the notes (then totaling $1,188,000 plus accrued and unpaid interest) was further extended by agreements dated May 20, 1998; September 15, 1998; December 1, 1999; May 23, 2001; September 20, 2002; December 30, 2003; and November 30, 2004.

EITF 98-5, relating to the recording of beneficial conversion features, was applicable to instruments issued after May 20, 1999, and EITF 00-27 was effective for instruments issued after November 16, 2000.

The Company recorded a discount for the beneficial conversion feature on these notes as of May 23, 2001, (pursuant to EITF 98-5 and 00-27) concurrent with an Extension and Modification agreement relating to these notes effective on that date. We are unclear why the discount for the beneficial conversion feature was recorded in May of 2001, and whether it should have been recorded in 2000 or prior years in accordance with EITF Topic D-60. However, we do not believe that the effect on our financial statements would be material.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

b.	Tell us how you considered the guidance in SFAS 133, EITF’s 96-13, 99-3 and 00-19 when analyzing the embedded conversion feature included in the Argyle notes and discuss your conclusions.

At the time that these notes originated, EITF’s 99-3 and 00-19 did not exist. SFAS 133 was issued in June of 1998 and was amended by Statements 137, 138 and 149. The effective date for Statement 133, as amended, is for all fiscal years beginning after June 15, 2000, after the initial notes, the conversion letter agreement and several of the subsequent extensions to the notes. EITF 00-19 was effective for all contracts and contract modifications entered into after September 20, 2000. For contracts that existed on September 20, 2000, the consensuses should be applied on June 30, 2001, to those contracts that remained outstanding at June 30, 2001, based on the contract terms then in place.

The Argyle notes would be considered to be conventional convertible debt per paragraph 4 of EITF 00-19 (the note holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares) and therefore EITF 00-19 would not be applicable. Furthermore, we do not believe SFAS 133 is applicable for conventional convertible debt, hence, for the reasons stated in the previous sentence and because the conversion feature would be settled entirely in common stock of the company (per paragraph 11(a) of SFAS 133).

c.
To the extent that you conclude bifurcation is not required, tell us how you considered the guidance in the EITF 98-5 and EITF 00-27 in valuing any beneficial conversion feature embedded in the notes at issuance.

EITF 98-5 was effective for instruments issued after May 20, 1999 - subsequent to each of the above-mentioned notes. EITF 00-27 was effective generally for instruments issued after November 16, 2000. Previous to this, EITF Topic D-60 was the applicable guidance. As mentioned above, when six of the original 13 notes were issued, there was no conversion feature. On March 31, 1998, the Company added a contingent conversion feature (at the then current market price of its common stock, which was $0.50 per share). Subsequent notes contained the $0.50 conversion feature pursuant to the agreement dated April 30, 1998 and May 15, 1998. When these notes were issued in 1998, a discount for the beneficial conversion feature, if any, was not recorded. Subsequently, when the maturity of the notes was extended, on May 23, 2001, a discount for the beneficial conversion feature was calculated and recorded in accordance with the above EITFs. The discount for the beneficial conversion feature was limited to the amount of the proceeds (i.e. $1,188,000) in accordance with paragraph 6 of EITF 98-5. We believe the discount for the beneficial conversion feature was not recorded at May 23, 2001 due to a substantial change in the terms of the debt instrument in accordance with EITF 96-19, but rather because the Company became aware that no discount for the beneficial conversion feature had previously been recorded.

6.
In addition, tell us how you considered and applied the guidance in EITF 98-5 and EITF 00-27 in valuing any beneficial conversion feature embedded in the accrued interest payable amounts you recorded relating to the Argyle notes, or explain why that guidance would not be applicable.

We believe that EITF 98-5 and 00-27 address the accounting for convertible debt securities and not interest on such debt that is settled by delivering a predetermined or fixed number of common shares. Further, these pronouncements do not address how the prepayment of interest should be recorded. The Company was obligated to pay interest on the Argyle notes in cash or by delivering a fixed number of shares, at the option of the note holder. From the third quarter of 1999 until interest on the notes was prepaid commencing in the first quarter of 2002 (and for all subsequent periods), the Company recorded its interest obligation by accruing the fair value of the number of shares that were deliverable as of each period end (since the fair value of the shares was greater than the amount of interest that would be payable in cash). When the shares were delivered, in settlement of the accrued interest obligation, the liability was reclassified to equity. As stated above, we do not believe the guidance in the EITFs is applicable nor do they specifically address accrued or prepaid interest that is settled by issuing shares of common stock. While EITF 00-27, Issue 10, addresses interest paid in kind with convertible notes that are the same as those originally issued, we do not believe this Issue is applicable because interest is being paid with common stock, not convertible notes with identical terms and conditions as the original or underlying notes (moreover interest earned does not itself earn interest). Furthermore, it should be noted that EITF 00-27 (para. 37) applies prospectively to instruments issued after November 16, 2000 and does not appear to be applicable to the Argyle notes since they were issued prior to such date.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

7.
We note that you fair valued the shares issued upon conversion of interest in 2003 and 2004 as of the day before issuance, please explain why that date represents the commitment date on which the beneficial conversion feature would be valued. Explain why any related beneficial conversion feature would not be measured on the date that the interest is accrued. Otherwise, cite the authoritative literature on which you base your accounting.

The Company historically (since 1999) has issued common shares (not convertible notes) to settle its interest obligation and recorded the fair value of those shares as a liability or prepaid expense. That liability did not include a conversion feature. Therefore, there is no beneficial conversion feature to be valued or recorded.

As previously discussed, we have recorded the interest obligation under the notes based upon the fair value of the consideration or equity instruments that were given to the noteholder to settle the liability as required by paragraph 8 of SFAS 123, “the fair value of the equity instrument issued shall be used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received.” We understand that SFAS 123 relates to the payment of services with an equity instrument, but we believe that this is the closest authoritative literature for this situation, and by analogy, the interest can be viewed as payment for the service of borrowing money from Argyle for a period of time.

8.
Tell us how you accounted for interest payable as it accrued over time during the period from 1998 through December 31, 2004 - i.e. the period prior to any prepayment of interest. Discuss the intervals at which you recorded the amounts on your books.

As disclosed in the Company’s prior filings, the Company first prepaid interest on March 31, 2002, and continued to prepay interest thereafter. All prepayments were made by delivering common stock to the noteholder. For the period prior to March 31, 2002, the Company’s practice was to accrue interest based on the fixed number of shares issuable (at each quarter end or year end) using the average market price of the stock during the period, until the shares were issued, and then to transfer the liability to equity upon issuance of the shares.

The Company began prepaying interest in January 2002 at Argyle’s request as follows: in January 2002, the Company issued 142,560 shares to prepay all of 2002; in January 2003, the Company issued 142,360 shares to prepay all of 2003; in December 2003, the Company issued 142,360 shares to prepay all of 2004; in March 2004, the Company issued 71,676 shares to prepay the first two quarters of 2005; in December 2004 and January 2005 the Company issued a aggregate of 498,764 shares to prepay interest for the remaining term of the loans (the middle of 2005 through the end of 2008). The original reason for prepaying the interest (starting in 2002), from an economic viewpoint, was simply that it was easier to make and record the valuation of the shares once, at the beginning of the year, rather than valuing the number of shares owed at each quarter-end. There was no expectation that the Argyle notes would not continue to be outstanding.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

9.	As it relates to the 498,768 shares of common stock you issued to Argyle as prepayment of interest on the notes, please address the following:

a.	Discuss the accounting literature you relied on in fair valuing the shares.

The fair value of the common shares delivered to settle current and future interest obligations is recorded at the current market price of the shares when the shares are issued (per FAS 123 para. 8). That is, at the fair value of the equity instruments given to settle the interest obligation (also see Response under 9.c. below). As noted in comment 7 above, we understand that SFAS 123 relates to the payment of services with an equity instrument, but we believe that this is the closest authoritative literature for this situation, and by analogy, the interest can be viewed as payment for the service of borrowing money from Argyle for a period of time.

b.
Discuss how you considered and applied the guidance in EITF 98-5 and EITF 00-27, or the other literature you cite, when valuing any beneficial conversion feature reflected in the transaction. We note that you converted the prepaid interest amount at $0.50 per share at a time when your shares were fair valued at $8.12 per share.

Shares were issued to prepay interest and recorded at their fair value upon issuance. We do not believe that the guidance in EITF 98-5 and 00-27 applies to our prepayment of interest because we do not believe this falls under Issue 10 of 00-27 due to the fact that the interest does not itself accrue interest and therefore is not an identical instrument to the original debt instrument. As previously discussed, we have recorded the prepayment of interest under the notes based upon the fair value of the equity instruments that were delivered to the note holder to settle the future interest obligation as required by paragraph 8 of SFAS 123, “the fair value of the equity instrument issued shall be used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received.”

c.	Explain why December 21, 2004 represents the commitment date on which the beneficial conversion feature would be valued.

We have not used December 21, 2004 for purposes of valuing a beneficial conversion feature, because we do not believe the accounting under EITF 98-5 and 00-27 is applicable. On November 30, 2004, via unanimous written consent, the Board of Directors authorized the issuance in January 2005 of 498,768 shares for the prepayment of interest for the period July 1, 2005 to December 31, 2008. However, 50,000 of the shares were issued on December 22, 2004, when the market price of the stock was $8.12 per share (the closing market price on December 21, 2004). Since the note holder received 50,000 of the shares and had constructive receipt of the remaining shares (the note holder could have taken delivery of the remaining shares any time) we recorded the shares as if they had been issued on December 22, 2004 using the $8.12 market price per share, which we believe is reasonable and conservative, since the market price of the shares was lower in late December 2004 and in January 2005. As stated above, the interest obligation and prepayment of interest were recorded based on the fair value of the shares delivered to settle the obligation (that is the fair value of the consideration given by the Company to the note holder).

d.
Tell us about your accounting for interest payable as it accrues with regards to the amounts prepaid, including how you are accounting for the difference between the interest that contractually accrues and the value of the common shares that were previously issued. Please provide us with your journal entries.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

To record the issuance of the 50,000 shares issued in December 2004:
Dr: Prepaid interest 50K shares @ $8.12	$406,000.00
Cr: Common stock par value $0.01		$500.00
Cr: Additional Paid in Capital		$405,500.00

To record the common stock payable for the remaining 448,768:

Dr: Prepaid interest 448,768 shares @ $8.12	$3,643,964.00
Cr: Common stock issuable (included in equity)		$3,643,964.00

To record the issuance of these 448,768 in January 2005:

Dr: Common stock issuable	$3,643,964.00
Cr: Common stock		$4,487.68
Cr: Additional Paid in Capital		$3,639,476.30

To amortize the prepaid interest on a quarterly basis (subsequent to 2004):

Dr: Interest expense (@ contractual rate of 6% of note)	$17,820.00
Dr: Non-cash interest	$271,463.13
Cr: Prepaid interest		$289,283.13

10.
We note your response relating to the balance sheet classification of the pre-paid interest, when you confirmed that your only recourse in the event of conversion of the notes by Argyle prior to maturity would be to request or sue for return of the shares. As it appears that the debit is akin to a nonrecourse note or receivable from a related party, please address the following:

a.
Discuss your consideration of the issues and views expressed in EITF 02-01, especially issue 1(c). Please note that the Commission staff has previously expressed the view that only notes or receivables that are received by a grantor in exchange for the issuance of fully vested, nonforfeitable equity instruments to a party unrelated to the grantor, and that are fully secured by specific assets other than equity instruments granted can be classified in the grantor’s balance sheet as assets. All other notes or receivables should be classified as a deduction from stockholders’ equity.

The currently recorded prepaid interest on our balance sheet relates to fully vested, non-forfeitable common stock that was granted to Argyle for the prepayment of interest for the period July 1, 2005 through December 31, 2008. While we concede the argument that one could view these as non-recourse notes, we do not believe that is the substance of the transaction and therefore have historically shown them as assets on our balance sheet. As we’ve detailed above, these assets, like any other prepaid assets, have been reduced and recorded as expense as the expense has been incurred (i.e. as the interest on the notes has been incurred). We believe that prepaid interest is not covered by EITF 02-01, because it is not a prepayment right for goods and services. However, we will, amend our Form 10Q for the period ended September 30, 2006 to reclassify these balances to be an offset to stockholders’ equity in conformity with the SEC staffs’ preference.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

b.
Discuss your reconsideration of SAB Topic 4G, in light of your response, and clarify why you believe the prepayment in common shares is appropriately accounted for as a prepaid asset rather than as contra equity.

As noted above, the substance of the transaction was to prepay interest. As interest has been incurred, we have relieved the prepaid interest account and recorded the expense in our income statement, as we would with any prepaid asset. The substance of the transaction was not to meet the “substantial assets” test as stated in SAB Topic 4G, nor was it a note or receivable resulting from a promise to contribute capital. However, we will, amend our Form 10Q for the period ended September 30, 2006 to reclassify these balances to be an offset to stockholders’ equity in conformity with the SEC staffs’ preference.

11.
Tell us how you treated the shares issued as prepayment of interest on the Argyle notes in your calculation of loss per share. Tell us whether the shares issued as prepayment of interest were fully vested, exercisable, nonforfeitable equity instruments or tell us of any restrictions on the shares issued.

We included the shares issued in December 2004 and January 2006 for the prepayment of interest in our calculation of loss per share. These shares issued as prepayment of interest were fully vested, exercisable, nonforfeitable equity instruments without restrictions.

12.
Pursuant to our discussion on January 22, 2007, related to question 9 bullet point 4 of the SEC comment letter dated November 20, 2006 and our response dated December 13, 2006, upon further analysis, we agree with the SEC staffs’ analysis that the prepayment of interest in December 2004 along with the extension and modification agreement dated November 30, 2004 on the Argyle notes constituted a debt extinguishment and issuance of new debt under EITF 96-19. However, we believe that this would have no significant effect on the financial statements and therefore would not require any changes to previously filed or prospectively filed financial statements, as detailed below.

Based upon our December 2004 EITF 96-19 analysis, we did not believe there was a debt extinguishment. However, at that time, we considered what the accounting would be if there had been a debt extinguishment and determined that there would not be a material impact on the financial statements for the reasons discussed below.

A substantial modification made to the debt under EITF 96-19 requires extinguishment accounting, with a gain or loss on extinguishment of debt. The gain or loss on extinguishment of debt is computed by comparing the carrying value of the old debt of $1,175,167 with the fair value of the new debt. EITF 98-5 (paragraph 12) provides guidance regarding situations in which a debt instrument containing the embedded beneficial conversion feature is extinguished prior to conversion. The Task Force recognized that a portion of the reacquisition price includes a repurchase of the beneficial conversion feature. The Task Force reached a consensus that the amount of the reacquisition price to be allocated to the beneficial conversion feature should be measured using the intrinsic value of that conversion feature at the extinguishment date. The residual amount, if any, would be allocated to the convertible security. The Task Force indicated that the issuer would record a gain or loss on extinguishment of the convertible debt security.

However, in its consensus on Issue 12(b) in EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, (paragraph 35) the Task Force reached a tentative conclusion that Issue 98-5 does not provide for a different measurement of the amount of the reacquisition price that is allocated to the reacquisition of the conversion option if the intrinsic value of the conversion option is greater at the extinguishment date than the amount measured at the commitment date. In other words, the amount of the reacquisition price allocated to the conversion option is always calculated based on the option's intrinsic value at the extinguishment date, which could result in a reduction in additional paid-in capital that exceeds the original amount recorded in additional paid-in capital for the beneficial conversion option when the instrument was issued.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

As of November 30, 2004, the intrinsic value of the beneficial conversion feature of the principal outstanding (all interest had been prepaid through November 30, 2004), based on the prior day’s closing stock price of $8.83 was $19,792,080 (1,188,000/$0.50 * ($8.83-$0.50)).

Given the “in-the-money” portion of the beneficial conversion feature, we believe that the fair value of the new debt would be worth an amount well in excess of the carrying value. A reasonable approximation of fair value would be to add the face amount of the debt to the intrinsic value of the beneficial conversion feature as of the November 30, 2004. As a result, the entry to record the extinguishment based on Case 6 of EITF 98-5 would be as follows:

Dr. Old debt	1,175,167
Dr. APIC	19,792,080
Dr. Loss on extinguishment	12,833
Cr. New debt face		1,188,000
Cr. New debt premium		19,792,080

As a result of the beneficial conversion feature of the new debt, the Company would be required to record, the following entry:

Dr. Discount relative to beneficial conversion feature	19,792,080
Cr. APIC		19,792,080

The amortization of the premium relative to the fair value of the new debt would be offset by the amortization of the discount relative to the beneficial conversion feature, resulting in zero net effect on the income statement. The net difference of $12,833 approximates the unamortized discount on the old debt, which would be recorded as loss on extinguishment of debt. We amortized such amount through June 2005 as previously disclosed. As a result, we believe that this would have no significant effect on the financial statements and therefore would not require any changes to previously filed or prospectively filed financial statements.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The management of the Company genuinely appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

Please feel free to contact the undersigned at 415-883-1693, or Lawrence E. Wilson, at Franklin, Cardwell, and Jones at (713) 222-6025, should you have any questions or require further information.

Sincerely,

By: /s/ David F. Hakala
David F. Hakala
Chief Executive Officer, Chief Operating Officer and
Principal Financial and Accounting Officer

cc:   Donald C. Hunt, Esq. Attorney, Advisor, SEC
Lawrence E. Wilson, Franklin, Cardwell & Jones
Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com